UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated April 16, 2026.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group announces the 2026 Annual General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Fabrice Chouraqui

	Name:	Fabrice Chouraqui
	Title:	CEO

Date: April 16. 2026

Pharming Group announces the 2026 Annual
General Meeting of Shareholders

Leiden, the Netherlands, April 16, 2026: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM / Nasdaq: PHAR) today announced that the Company’s 2026 Annual General Meeting of Shareholders (the “AGM”) will be held on Thursday May 28, 2026, at 14:00 CET. The Notice to Convene, Explanatory Notes, Proxy and other meeting documents for the AGM can be found on the Company’s website under Investors/Shareholder Meetings.

The agenda of the AGM includes the proposal to appoint KPMG N.V. as the Company’s external auditor for the financial years 2026 through 2028 and the proposals to amend the Remuneration policy for the Board of Directors regarding the fees to be paid to the Non-Executive Directors.
The agenda of the AGM also includes the renewal of the authorizations for the Board of Directors to issue shares (including rights to acquire shares), and to repurchase shares.
The AGM will be held at the Corpus Congress Centre, Willem Einthovenstraat 1, 2342 BH in Oegstgeest, the Netherlands, and will be webcast live.

About Pharming Group N.V.
Pharming Group N.V. (Euronext Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. We are developing and commercializing a portfolio of innovative medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, with a significant proportion of its employees based in the U.S.
For more information, visit www.pharming.com and find us on LinkedIn.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Investor Relations
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

Media Relations
Global: Saskia Mehring, Corporate Communications Manager
T: +31 6 28 32 60 41
E: media.relations@pharming.com
U.S.: Ethan Metelenis (Precision AQ on behalf of Pharming)
T: +1 (917) 882-9038
Netherlands: Leon Melens (LifeSpring Life Sciences Communication on behalf of Pharming)
T: +31 6 53 81 64 27